Exhibit 23

Consent of KPMG LLP

The Board of Directors
HyperFeed Technologies, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-3 (No. 333-89799, No. 333-94273, No. 333-76291, and No. 333-49833) and Form S-8 (No. 333-87801, No. 333-51901, No. 333-49574, and No. 333-103963) of HyperFeed Technologies, Inc. of our reports dated March 4, 2004, with respect to the consolidated balance sheets of HyperFeed Technologies, Inc. and subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2003, and the related consolidated financial statement schedule of valuation and qualifying accounts, which reports appear in the December 31, 2003 annual report on Form 10-K of HyperFeed Technologies, Inc.

Our report refers to a change related to the method of accounting for goodwill in 2002.

/s/ KPMG LLP
Chicago, Illinois
March 9, 2004